AURORA®

EXPANSION
INTEGRATION
DIVERSIFICATION

2018 ANNUAL REPORT

The Cannabis Industry's Fastest Pro-forma Revenue Development

AURORA
Competitor 2
Competitor 1
Quarterly Revenue (C$mm)
35
30
25
20
15
10
5
0
31-Dec-14
31-Mar-15
30-Jun-15
30-Sep-15
31-Dec-15
31-Mar-16
30-Jun-16
30-Sep-16
31-Dec-16
31-Mar-17
30-Jun-17
30-Sep-17
31-Dec-17
31-Mar-18
30-Jun-18

$33.1 Million

PRO-FORMA Q4 2018 REVENUE[1]

Despite receiving its license from Health Canada 18 months after its largest competitors, Aurora has dramatically scaled production capacity and total revenue through a mix of rapid organic growth and strategic acquisitions that have produced the preeminent global cannabis leader.

1 Pro-forma revenue includes Aurora, CanniMed, and MedReleaf for all periods presented.

Aurora Cannabis Inc. 2018 Annual Report 1

Rapid Revenue Development Across All Verticals

Through carefully targeted acquisitions and the rapid development of its production facilities, Aurora has quickly expanded its total revenue base while broadening and diversifying its high-margin product offerings.

Today, Aurora's growth is driven by a broad mix of revenues from across the cannabis industry value chain, including: Dried Flower, Oil, Patient Counselling, Hemp Products, Home Cultivation, Accessories and Facility Construction.

Aurora will continue to expand its portfolio of products by leveraging the industry's most experienced science, and research and development teams, created through the combination of the teams at Aurora, CanniMed, MedReleaf and Anandia.

206%
Reported Revenue (C$mm)
60
50
40
30
20
10
0
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Fiscal 2017
Fiscal 2018
Dried Flower
Oil
Counselling Services
Other1

1 Other reported revenue includes Hempco, BC Northern Lights, Urban Cultivator Inc. and Aurora Larssen Projects Ltd.

2 Aurora Cannabis Inc. 2018 Annual Report

A Strong, Complementary Portfolio of Accretive Assets Creating Significant Shareholder Value

	ABOUT	STRATEGIC RATIONALE
TSX: CLIQ	Alcanna retails adult beverages including beer, wine, spirits, and after October 17, 2018, cannabis products through Aurora branded stores	Rapid development of a Canadian, Aurora branded, retail network
TSX/V: RTI	Radient extracts compounds from biological material using a patented platform that provides superior purity, yield, and cost outcomes	Consistent, efficient and high-quality cannabis extract production
TSX/V: N	Namaste distributes vaporizers and smoking accessories through e-commerce sites in 26 countries with five global distribution hubs	Expands Aurora's smoke-free product offering for customers
TSX/V: HEMP	Hempco manufactures and sells hemp seed food products for human and animal consumption.	Provides access to a low-cost raw material for the potential production of CBD extracts
ASX: CAN	Cann Group is building a world-class Australian business to take advantage of opportunities in the emerging medicinal cannabis industry.	Develops Aurora's international operations in Australia
Private	Capcium is a contract manufacturing platform specializing in softgel encapsulation, providing high-value, high quality cannabis product	Expands Aurora's differentiated, higher-margin product offerings
OTC: CTTH	CTT provides safe, flexible, simple and innovative drug delivery systems for pain management therapies and treatments	Provides exclusive access to CTT's product development pipeline, including oral thin film wafers
CSE: MWM	Micron Waste is a leading organic waste technology company that developed an on-site system that turns organic waste into clean water	Cost efficient and environmentally friendly waste disposal technology
CSE: CHOO	Choom delivers elevated experiences through curated retail environments, handcrafted cannabis supply, and brand diversity for consumers	Positions Aurora to participate in the emerging craft cultivation market and Chooms Western Canada retail strategy
TSX: TGOD	TGOD is a Canadian licensed producer, growing high quality, organic, medical cannabis with sustainable, all-natural principles	Aurora has the right to purchase up to 20% of TGOD's annual production of organic cannabis from TGOD's Ancaster and Valleyfield facilities

TOTAL AMOUNT INVESTED TO DATE

$326.6 MILLION

FAIR MARKET VALUE (JUNE 30, 2018)

$698.6 MILLION

UNREALIZED GAIN ON INVESTMENT

$372.0 MILLION

Aurora Cannabis Inc. 2018 Annual Report 3

Through the construction of its 11 technologically advanced production facilities, Aurora has developed a strong and growing ability to produce high-quality, low-cost cannabis to service both the international and domestic medical markets as well as the emerging Canadian adult consumer use market.

Aurora remains committed to servicing the medical needs of its expanding base of registered patients gained through the combination of Aurora, CanniMed & MedReleaf. The additional production capacity coming online within the next 12-18 months will ensure Aurora can continue to meet the demand of its patients while capitalizing on the significant opportunities ahead in the domestic and global cannabis industry.

The Global Leader in Medical Cannabis Production and Patient Counselling Support Services

Grams of Dried Flower Equivalents[1]
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Registered Medical Patients[2]
SEP-16
DEC-16
MAR-17
JUN-17
SEP-17
DEC-17
MAR-18
JUN-18
Produced
Sold
Patients

1 Grams of Dried Flower Equivalents Produced and Sold is a pro forma figure; and includes contributions of CanniMed and MedReleaf.
2 Registered Medical Patients is a pro-forma figure; and includes patients gained through the acquisition of CanniMed and MedReleaf.

4 Aurora Cannabis Inc. 2018 Annual Report

CASH COST TO PRODUCE[1]

$1.91
Q4 2017

11%

$1.70
Q4 2018

CASH COST TO SELL[1]

$2.09
Q4 2017

11%

$1.87
Q4 2018

Industry Leading Production Capacity Providing Significant Scale and Long Term Cost Savings

DENMARK
AURORA NORDIC
CANADA
AURORA SKY
AURORA MOUNTAIN
CANNIMED
AURORA SUN
AURORA EAU
AURORA VIE
MEDRELEAF MARKHAM
MEDRELEAF EXETER
MEDRELEAF BRADFORD

>500,000
kg/year

FUNDED PRODUCTION CAPACITY

1 Cash Cost to Produce and Cash Cost to Sell are non-IFRS measures and are not a recognized, defined or a standardized measure under IFRS. These measures as well as other non-IFRS financial measures reported by Aurora are in the "Non-IFRS Measures" section of the Financial Review.

Aurora Cannabis Inc. 2018 Annual Report 5

Embracing International Opportunities Through a Rapidly Expanding Global Footprint

CANADA
MEXICO
CAYMAN ISLANDS
COLUMBIA
BRAZIL
URUGUAY[2]

Sales and operations across five continents

6 Aurora Cannabis Inc. 2018 Annual Report

AURORA SUN
Medicine Hat, Alberta
SCHEDULED FOR COMPLETION IN 2020

DENMARK[1]
LITHUANIA
GERMANY
SPAIN[2]
ITALY
MALTA
ISRAEL
SOUTH AFRICA
AUSTRALIA

1 Aurora Nordic will focus on the cultivation and sales of cannabis in Denmark, Sweden, Norway, Finland and Iceland through Aurora's wholly-owned subsidiary, Aurora Deutschland GmbH.
2 Through the planned acquisition of ICC Labs, Aurora gains entry to Uruguay and Spain.

Aurora Cannabis Inc. 2018 Annual Report 7

AURORA SKY
Edmonton, Alberta

800,000 square feet, 100,000+ kg/ year cultivation capacity

World's most technologically advanced cannabis facility

Closed system with complete environmental control

Unprecedented automation delivering optimized yields, plant health and product

Sustainable production costs well **below $1.00 per gram**

8 Aurora Cannabis Inc. 2018 Annual Report

Aurora continues to pursue an aggressive and targeted growth strategy, aided by an unwavering commitment to maintain its rapid pace of execution. The completion of these transactions has created Canada's premier cannabis company with a fully-aligned strategic vision and production philosophy, as well as complementary assets, distribution networks, products, and capabilities.

Today, Aurora is vertically integrated and horizontally diversified across every key segment of the cannabis value chain, from facility engineering and design to cannabis breeding, genetics research, production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Unrivaled Pace of Execution: 15 acquisitions and 12 strategic investments completed or in progress to date

HEMPCO
Urban Cultivator
112 BIOPHARMA
Larssen Ltd
CanniMed
Therapeutics Inc.
ANANDIA LABS
MedReleaf
BORELA
agropro
JUNE 2017
SEPT 2017
DEC 2017
MAR 2017
JUNE 2018
SEPT 2018

Aurora Cannabis Inc. 2018 Annual Report 9

Dear fellow shareholders,

Fiscal 2018 was a year of tremendous progress in which Aurora continued to execute consistently on its high-paced expansion strategy. We have worked tirelessly and with clear focus towards establishing a company that meets what we believe are the critical success factors in becoming a scale and margin leader in the cannabis industry. We believe we are exceptionally well positioned to capitalize on the enormous opportunity presented by the domestic and international cannabis markets.

To further demonstrate our successful execution, this time last year, we had one fully-licensed operational facility, two facilities under construction, a funded capacity of 108,500kg of cannabis per year, and were active in three countries. Presently, we have seven facilities licensed for production and five sales licenses. We are on target to have 11 facilities with a combined funded capacity in excess of 500,000kg of cannabis per year. We expanded internationally with operations, investments and/or sales on six continents. We have a rapidly growing and well diversified portfolio of high-quality value add products; as well as a robust product pipeline, multiple medical and recreational brands, and an industry leading science and innovation team.

We have grown significantly from a human resource perspective organically by recruiting at a rapid pace and through several transformational acquisitions. At this time last year, we employed 300 people; and are now exceeding 1,400.

While continuing to rapidly grow organically, mergers and acquisitions are a core element of our strategy that has enabled us to grow from a company that was over 18 months behind our competitors from obtaining our first sales license, to now being an industry leader. We have completed 20 transactions in the past two years starting with the acquisition of CanvasRx, the country's leading patient counselling and physician education outreach organization, through to our most recent major acquisitions of CanniMed, MedReleaf and Anandia Labs, three key players in the international cannabis sector.

We recognized at an early stage that effectively integrating acquisitions would be key to our success; and, as a result, integration is now one of our core competencies. As a measure of our effectiveness, the integration of CanniMed was completed within the targeted 90 days; and, we have now started to accelerate its patient registration, improve cultivation techniques to increase yield, grow revenue, and further product development and international expansion. This same focus on execution is now being applied to the integrations of both MedReleaf and Anandia; creating a seamlessly vertically integrated cannabis company. These transactions enable us to capture margin throughout the value chain, with an unparalleled ability to access new and restrictive markets with a growing portfolio of innovative high-margin products and services.

While scale is important, we believe that scale transforms into sustainable leadership only when combined with the ability to consistently produce the highest quality products at very low production costs. To this end, we are developing what we call Sky Class facilities, named after Aurora Sky, the world's most technologically advanced cannabis production facility to date. These facilities are best described as massive scale, indoor facilities with a specialty glass roof. The closed system nature of the facilities enables full control of all environmental variables, ensuring consistently high product quality, while a high degree of automation and other yield optimizing technologies deliver substantial economies of scale. To illustrate this point, at Aurora Mountain, Canada's first purpose built indoor facility, produces some 4,800 kg per year of cannabis, requiring approximately 125 people. Aurora Sky, once up to full capacity, will produce some 100,000 kg per year of high quality cannabis, using only approximately 380 people to do so. As a result, we anticipate that our Sky Class facilities will have production costs of well below $1 per gram.

Aurora Sky is now nearly fully operational, and we are ramping up to full capacity, anticipating that the facility will produce more than 8,000 kg each month by the beginning of 2019. In addition, we are in the

10 **Aurora Cannabis Inc.** 2018 Annual Report

HORIZONTALLY DIVERSIFIED

VERTICALLY INTEGRATED

process of developing two further Sky Class facilities, Aurora Sun and Aurora Nordic, with a combined anticipated production capacity of around 270,000 kg per year. With a sales license for Aurora Vie, the addition of the CanniMed and the two MedReleaf facilities, and with plants in Aurora Nordic Phase I, we are dramatically increasing production and therefore our revenue generating potential while realizing economies of scale.

We have developed our key distribution channels with multiple agreements to supply Provincial buyers upon the commencement of adult consumer use on October 17, 2018. We will supply Canada's largest pharmacy chains, such as Shoppers Drug Mart and Pharmasave, which are anticipated to become important sales channels in the Canadian cannabis markets.

We have also invested in Alcanna, Canada's largest alcohol retailer. Alcanna is well positioned to open the maximum allowed number of 37 stores in Alberta in year one of adult consumer use; and, is planning to open additional stores throughout the country in provinces where private retail will be permitted.

Beyond our borders, the international medical opportunity promises to be huge. With external analysts estimating the global medical market to grow to approximately 10 million kg per year, dwarfing the currently announced funded capacity of the entire cannabis industry. We recognized the potential of the international markets early; and have made great progress in leveraging our first mover advantage by entering a large and growing number of international markets. We are the European Union's (EU) largest distributor of medical cannabis providing access to restrictive markets which generally require EU Good Manufacturing Practices (GMP) certified facilities. We own three of the world's seven designated facilities. We are now active in six continents; and, are actively targeting additional markets.

We have a strong focus on increasing margins while at the same time offering competitively priced products. This strategic objective is spearheaded by the industry's most experienced science, and research and development team resulting in an expanding portfolio of products, such as topicals, capsules, gel caps, soft gels, pre-rolls. We are developing a robust pipeline of marketable IP, novel drug delivery technologies and additional form factors. The combination of the teams at Aurora, CanniMed, MedReleaf and Anandia creates not just the world leading cannabis science team, it creates capabilities throughout the value chain, enabling us to accelerate development of the company and support our goal of becoming the margin leader.

Today, Aurora is vertically integrated and horizontally diversified across every key segment of the cannabis value chain, from facility engineering and design, to cannabis breeding, genetics research, production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. We are focused on all the critical success factors that we believe will make Aurora the pre-eminent cannabis company globally.

We have also made a number of strategic investments, which have generated both competitive advantages and substantial value for our shareholders. Our portfolio includes The Green Organic Dutchman, Cann Group Limited, Alcanna, Radient Technologies, Choom Holdings, Micron Waste, Wagner Dimas, Evio, CTT Pharmaceuticals and Capcium. In fact, our total unrealized gain on investment in public companies approaches $360 million as at June 30, 2018.

Looking to 2019, we will continue to execute on our aggressive growth strategy supported by the incredible dedication and hard work of our people. Through them, Aurora's standards continue to set the industry benchmarks for execution; and I look forward to sharing new and exciting developments with you as we reach new milestones on our journey. On behalf of the Aurora team, I want to thank you for your ongoing support.

"Signed"

Terry Booth, CEO

Aurora Cannabis Inc. 2018 Annual Report 11

Aurora intends to be a leader in the domestic adult consumer use market as well as the domestic and international medical cannabis space, both in terms of scale and profitability. To achieve this, the Company has identified a number of factors it deems critical in driving its strategy.

Consequently, Aurora has been executing on an aggressive growth strategy that is focused on developing a vertically integrated company with a diversified portfolio offering.

Meeting the Critical Success Factors: Capturing Margin Throughout the Cannabis Value Chain

This dynamic growth strategy focuses on the following areas to ultimately better enable Aurora to capture greater margin across the entire cannabis industry value chain:

SCALE

Develop large scale, highly efficient production capacity in diverse geographic markets to serve the global demand for medical cannabis.

SCIENCE

Develop and acquire marketable intellectual property while strengthening our global medical brand and generating increased visibility

INNOVATION

Develop, adopt and acquire innovations across the entire cannabis industry value chain to deliver efficiencies and create competitive advantages.

COST OF PRODUCTION

Adopt a purpose-built, high-technology, automated, yield optimized facility model that is replicable across the Company's different markets, ensuring consistently high-quality cannabis products, produced at low costs.

DIVERSIFICATION

Develop a broad portfolio of high value-add products to deliver higher margins.

BRANDS

Create unique brands and customer experiences that resonate both with the medical community and the adult consumer use market to help capture market share.

DISTRIBUTION

Develop strong domestic and international distribution partners and networks to ensure a broad market reach

12 **Aurora Cannabis Inc.** 2018 Annual Report

HORIZONTALLY DIVERSIFIED

VERTICALLY INTEGRATED

11 Production Facilities

>500,000[1] kg/year Funded Capacity

Rapid Facility Development Driving Scale

	LOCATION	SIZE	CAPACITY	STATUS	LICENSE CULTIVATION	LICENSE SALE
Aurora Mountain	Mountain View, Alberta, Canada	55,200 ft²	4,800 kg/year	Operating since 2015	●	●
Aurora Vie	Pointe Claire, Quebec, Canada	40,000 ft²	4,000 kg/year	Operating since June 2018	●	●
Aurora Eau	Lachute, Quebec, Canada	48,000 ft2	4,500 kg/year	Facility construction completed	●	
Aurora Sky	Edmonton, Alberta, Canada	800,000 ft2	>100,000 kg/year	Full facility to be completed by end of 2018	●	
Aurora Sun	Medicine Hat, Alberta, Canada	1,200,000 ft2	>150,000 kg/year	Currently under construction. Estimated completion H1 2020		
Aurora Nordic 1	Odense, Denmark	100,000 ft2	8,000 kg/year	Construction complete. First harvest expected fall 2018		
Aurora Nordic 2	Odense, Denmark	1,000,000 ft2	>120,000 kg/year	Currently under construction. Estimated completion H1 2020		
CanniMed	Saskatoon, Saskatchewan, Canada	97,000 ft2	19,000 kg/year	Operating since 2004. Upgrading to EU GMP specifications	●	●
MedReleaf Markham	Markham, Ontario, Canada	55,000 ft2	7,000 kg/year	Operating since 2014	●	●
MedReleaf Bradford	Bradford, Ontario, Canada	210,000 ft2	28,000 kg/year	Expansion underway from 9,500 kg to 28,000 kg/ year. Expected to be completed by end of 2018	●	●
MedReleaf Exeter	Exeter, Ontario, Canada	1,000,000 ft2	105,000 kg/year	Land and building purchased		

1 The sum of Aurora's announced funded capacity is 500,000+ kg per year, which includes Aurora's proportionate share of TGOD's funded capacity of 23,000 kg per year.

Aurora Cannabis Inc. 2018 Annual Report 13

Driving Down the Per Gram Costs of Production

Aurora's "Sky Class" facilities incorporate the latest technological advances including precision environmental controls and a high degree of automation. Coupled with large scale facilities and low labour requirements allows Aurora to reliably produce the lowest-cost, highest quality cannabis in the industry.

- Forced air with MERV 14 filtration
- Design supports unsurpassed light availability and penetration
- Best-in-class uniform climate control & specialized irrigation system
- Fully integrated computer control and monitoring

- Mobile bench system and automated plant movement
- Harvest to dry provides small-batch quality with mass scale throughput
- Custom process flow supports efficient production under strict GMP/GPP

14 Aurora Cannabis Inc. 2018 Annual Report

HORIZONTALLY DIVERSIFIED

VERTICALLY INTEGRATED

CanvasRx, a wholly owned subsidiary of Aurora, is Canada's trusted resource and marketplace, enabling you to develop a better understanding of medical marijuana and its various strains and uses, as well as information on licensed producers in Canada. With 28 facilities in operation nationwide, CanvasRx is a leading Canadian network of cannabis counseling and outreach centres. To date CanvasRx has assisted over 42,200 patients. Over 9,500 medical doctors across Canada have referred patients to CanvasRx and its affiliated medical clinics.

CANADIAN
cannabis
CLINICS
A MEDICAL CLINIC
(226) 680-0779

Diverse and Expansive Domestic Medical Distribution Networks

Aurora has entered into agreements to collaborate with PharmaChoice, Pharmasave and Shoppers Drug Mart on the distribution, sale and marketing of medical cannabis products through their respective networks of pharmacies, subject to Health Canada approval.

This collaboration will see Aurora produce and deliver accredited pharmacy education programs to Canadian pharmacists and eventually distribute medical cannabis through pharmacists across Canada.

Management's Discussion & Analysis 15

Aurora continues to execute on its international expansion strategy and is currently active in 9 countries outside of Canada. Through a combination of strategic investments, domestic production, and supply agreements, Aurora has amassed a strong early mover advantage in a growing number of key international markets.

With the EU GMP certification of Aurora Mountain, MedReleaf Markham and Pedanios GmbH, Aurora is one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, allowing it to sell into the most restrictive and promising markets in the EU, such as Italy.

International Distribution

ACTIVE INTERNATIONAL MEDICAL MARKETS:

AUSTRALIA	BRAZIL	CAYMAN ISLANDS
COLUMBIA	DENMARK	GERMANY
ITALY	MALTA	SOUTH AFRICA

Reflecting the importance of the European market, Aurora has established a pan-European company, Aurora Europe GmbH, headquartered in Berlin, Germany. Furthermore, the Company has incorporated a number of local subsidiaries, an important step towards becoming part of the cannabis infrastructure in each of these countries.

PEDANIOS → AURORA EUROPE

AURORA DENMARK | AURORA DEUTSCHLAND

AURORA MALTA | AURORA ITALIA

16 Aurora Cannabis Inc. 2018 Annual Report

HORIZONTALLY DIVERSIFIED

VERTICALLY INTEGRATED

Aurora has completed and is in the process of completing agreements with provincial regulators to supply cannabis for the entire Canadian adult consumer market, once legalized. Under the terms of these current and prospective agreements, Aurora will supply the provinces with a wide variety of premium product from its facilities. Supply quantities will be determined based on demand on an ongoing basis.

YUKON LIQUOR CORPORATION
NORTHWEST TERRITORIES LIQUOR COMMISSION
BRITISH COLUMBIA LIQUOR DISTRIBUTION BRANCH
ALBERTA GAMING AND LIQUOR COMMISSION
SASKATCHEWAN LIQUOR AND GAMING AUTHORITY
MANITOBA LIQUOR & LOTTERIES
LIQUOR CONTROL BOARD OF ONTARIO
SOCIÉTÉ DES ALCOOLS DU QUÉBEC
NEW BRUNSWICK LIQUOR CORPORATION
PEI LIQUOR CONTROL COMMISSION
NOVA SCOTIA LIQUOR CORPORATION
CANNABIS NEWFOUNDLAND

Adult Consumer-Use Market Distribution Platforms

TAILORED CONSUMER RETAIL EXPERIENCES

Aurora and Alcanna have created a unique and engaging, state-of-the-art consumer retail concept that aims to deliver an inviting, inclusive, and educational experience. The stores will operate under the "Aurora" banner, but will represent a house of brands, carrying a selection of products from Canadian Licensed Producers, including Aurora, MedReleaf and CanniMed. As permitted, Alcanna intends to open additional retail stores across Canada. In Alberta, Alcanna anticipates opening 37 stores, starting October 17, 2018.

- Alcanna will build, own and operate the new cannabis stores, leveraging its experience and expertise as a responsible retailer of controlled substances.
- Alcanna is currently converting several of its existing liquor stores into cannabis retail outlets and will work with commercial landlords to secure a multitude of locations where permitted.
- Alcanna will retain Aurora through CanvasRx, CanniMed and MedReleaf, which have deep experience working with cannabis users, and unparalleled data regarding efficacy and customer experience to assist in training its in-store associates known as Category Specialists.

ALCANNA

AURORA

TOP SELLERS

Aurora Cannabis Inc. 2018 Annual Report 17

Industry Leading Science & Research Teams

AURORA + CanniMed Therapeutics Inc. + MedReleaf + ANANDIA LABS

Our Objective: Developing marketable IP and high margin products, while enhancing cultivation efficiencies

CORE RESEARCH THEMES

01 ANALYTICAL SCIENCE
Cannabinoid and terpene profiling, isolation & purification

02 PLANT SCIENCE
Anandia + growth experiments, plant health, extraction

03 DISCOVERY SCIENCE
Pre-clinical studies
Cannabinoid application

04 CLINICAL SCIENCE
Health outcomes, economic impact, targeted indications and clinical trials

INNOVATION & DIVERSIFICATION THROUGH HIGH VALUE PRODUCTS & PARTNERSHIPS

AURORA

- Launched Aurora Frost
- Introduced hard and soft shell capsules
- Developed Innovative cream based topical products
- Launched new oil types
- Developing exciting beverage and edible products in advance of future legislation

RADIENT	Processing technology (extraction)
HEMPCO	Product diversification, source of low-cost CBD
CTT Pharma	Novel drug delivery (sublingual)
CAPCIUM	Softgel production technology
	hydroponic home grow systems and supplies
WAGNERDIMAS	Patented pre-roll technology

18 Aurora Cannabis Inc. 2018 Annual Report

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Strong Medical & Adult Consumer Use Brands

Aurora has secured a broadly diversified portfolio of three recognizable and well- established cannabis brands, including Aurora, CanniMed and MedReleaf, and consumer and wellness brands, such as San Rafael '71, Woodstock and AltaVie.

These brands are backed by award-winning products, detailed consumer and marketplace insights and advanced analytical frameworks.

AURORA CanniMed Therapeutics Inc. MedReleaf

Medical Cannabis Topical Cream Kit
CanniMed
MedReleaf

San Rafael

The WOODSTOCK Cannabis Company

ALTAVIE

DATA DRIVEN DEVELOPMENT · EXPERT GUIDED EXECUTION

Aurora Cannabis Inc. 2018 Annual Report 19

Building a Global Leader with Expertise Across the Entire Cannabis Value Chain

Today, Aurora is exceptionally well positioned, through its diverse acquisitions and strategic initiatives completed to date, to capitalize on the enormous opportunity across the entire cannabis industry value chain in both domestic and international markets.

ACQUISITIONS
CanniMed
MedReleaf
BORELA
canvas
Peloton
PEDANIOS
01
BUILDING
02
CULTIVATION & EXTRACTION
03
PLANT SCIENCE & PRODUCT R&D
04
DISTRIBUTION
05
CONSUMER ENGAGEMENT & BRANDS
RADIENT
CANN
HEMPCO
florafotonica
CTPharma
ALCANNA
CAPCIUM
EVIO
STRATEGIC INVESTMENTS

20 Aurora Cannabis Inc. 2018 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

21 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) reports on the consolidated financial condition and operating results of Aurora Cannabis Inc. (“the Company” or “Aurora”) for the three and twelve-month periods ended June 30, 2018 and has been prepared pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. The Company’s continuous disclosure documents, including Annual Information Form, are available on SEDAR at www.sedar.com.

This MD&A should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended June 30, 2018 and notes thereto (the “Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, Aurora Cannabis Enterprises Inc. (“ACE”), Aurora Deutschland GmbH (“Aurora Deutschland”), CanniMed Therapeutics Inc. (“CanniMed”), Aurora Larssen Projects Ltd. (“ALPS”), CanvasRX Inc. (“CanvasRX”), Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”), H2 Biopharma Inc. (“H2” or “Aurora Eau”), B.C. Northern Lights Enterprises Ltd. (“BCNL”), Urban Cultivator Inc. (“UCI”), and Hempco Food and Fiber Inc. (“Hempco”). All significant intercompany balances and transactions have been eliminated on consolidation.

The Company has reclassified certain immaterial items on the comparative consolidated statement of comprehensive loss to conform with current period’s presentation and improve clarity.

All dollar amounts referred to in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A has been prepared as of September 24, 2018.

NON-IFRS FINANCIAL MEASURES

The Financial Review contains certain financial performance measures that are not defined by IFRS; and are used by management to assess the financial and operational performance of the Company. These include, but are not limited, to the following:

•	Cash cost of sales per gram of dried cannabis sold
•	Cash cost to produce per gram of dried cannabis sold
•	Gross profit on medical cannabis segment before fair value adjustments
•	Gross profit on medical cannabis before fair value adjustments
•	Gross margin on medical cannabis before fair value adjustments

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. These non-IFRS financial performance measures are defined in the following sections.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others; and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

22 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

ABOUT AURORA

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006. The Company’s shares are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The Company’s principal business is the production and distribution of medical cannabis in Canada and internationally. The Company produces and distributes dried medical cannabis and cannabis oils in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) through its wholly-owned subsidiary, Aurora Cannabis Enterprises Inc. (“ACE”), distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act, and in Italy through the January 2018 tender process.

Aurora does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has held an interest in Australis Holdings LLP (“Australis Holdings” or “AHL”)), a U.S. based company, as at June 30, 2018, AHL has not engaged in any cannabis-related activities for the periods ended. Additionally, AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out completed subsequent to June 30, 2018.

Aurora is one of the world`s largest and fastest growing cannabis companies and has created a growing constellation of subsidiaries and strategic partnerships that provide differentiation in terms of geographic reach, production, technology, product offering, and execution.

With a growing number of countries adopting medical cannabis legislation, the Company has embarked on an aggressive international expansion strategy that currently sees Aurora with operations and investments in Germany, Denmark, Italy, Australia, Cayman Islands, Malta, Lithuania, and South Africa.

23 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

SUMMARY OF FINANCIAL RESULTS

Summarized Key Quarterly Results

			2018
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total
Financial Results
Revenue	$19,147	$16,100	$11,700	$8,249	$55,196
Gross margin on medical cannabis(1)	74%	59%	63%	58%	65%
Earnings (loss)	79,268	(20,795)	7,194	3,560	69,227

Balance Sheet
Cannabis inventory and biological assets	41,031	29,162	17,325	16,846	41,031
Total assets	1,910,716	1,671,400	732,394	347,834	1,910,716

Operational Results - Medical Cannabis
Cash cost of sales per gram of dried cannabis sold(2)	$1.87	$1.80	$1.74	$2.16	n/a
Cash cost to produce per gram of dried cannabis sold(2)	$1.70	$1.53	$1.41	$1.87	n/a
Active registered patients	43,308	45,776	21,718	19,280	n/a
Average net selling price of dried cannabis(3)	$8.02	$7.30	$7.86	$7.32	$7.65
Average net selling price of cannabis oil (3)	$13.52	$12.83	$13.35	$16.41	$13.68
Kilograms produced	2,212	1,206	1,204	1,010	5,632
Kilograms sold	1,617	1,353	1,162	890	5,022

(1)	Represents the gross margin on medical cannabis before fair value adjustments.
(2)	Represents the cash cost of sales per gram of dried cannabis and cash cost to produce per gram of dried cannabis sold for dried cannabis produced by Aurora.
(3)	Represents the net average selling price per gram of dried cannabis or per gram of dried cannabis equivalent.

(in thousands except as otherwise noted)	Q4 2018	Q3 2018
Medical cannabis segment revenue
Canadian dried cannabis	$7,529	$6,304
Canadian cannabis oils	4,710	2,178
European dried cannabis	2,641	2,331
Medical cannabis revenue	14,880	10,813
Patient counselling services	1,553	591
Design, engineering and construction services	1,239	2,979
Other	85	97
Total medical cannabis segment revenue	17,757	14,480
Other segment revenues	1,390	1,620
Total revenue	$19,147	$16,100

The Company’s financial results for the fourth quarter continued to show strong growth in medical dried cannabis and cannabis oil sales. Compared to the prior quarter, medical cannabis revenue increased by 38%, while at the same time allowing for a significant increase in inventory. Cannabis inventory and biological assets increased 41% from the prior quarter in preparation for the commencement of the Canadian adult-use market on October 17, 2018.

Compared to Q4 2017, total revenue increased by 223%, primarily due to an increase in the number of active registered patients, increased product availability and the consolidation of the results of acquisitions.

24 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Aurora experienced a strong increase in margins mostly due to a continuing shift of dried cannabis sales to cannabis oils for Aurora products, and the consolidation of CanniMed revenues, which also had a strong oil component. Compared to the prior quarter, sales of oil products as a percentage of medical cannabis revenue increased from 20% to 32%. A planned reduction in new patient promotional discounts also contributed to improved margins in the quarter.

Aurora’s Mountain facility continued to produce high quality cannabis at optimal levels. However, with additional production from new facilities just coming online, the Company chose to constrain international sales to properly serve the Canadian medical market, while also building inventory in anticipation of the legalization of the Canadian adult-use market. With Aurora Vie, Sky, and MedReleaf facilities now operational, and with CanniMed yield improvements, this was a short-term constraint.

Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold increased by $0.07 and $0.17 respectively from the prior quarter, mainly due to the inclusion of CanniMed’s higher per unit production costs, partially offset by lower utility costs in the summer months. The Company has continued to drive yield and efficiency improvements at CanniMed and is now realizing significant rewards.

Production costs per gram are expected to decrease significantly once Aurora Sky is fully operational and the efficiencies from automation, scale and yield expertise are also realized in the CanniMed facilities and other newly acquired Aurora facilities. Management expects that cash costs to produce a gram of cannabis at a Sky Class facility will be well below $1.00 per gram. During the fourth quarter of 2018, Aurora continued to ramp up investments in infrastructure and talent required to realize the tremendous opportunities in the Canadian and international medical cannabis markets, and the upcoming Canadian adult-use market. Across the company, headcount increased from 300 at June 30, 2018 to over 1,400 currently.

General and administration costs increased primarily due to professional fees related to the significant volume of strategic corporate transactions, compliance, and other general corporate matters; travel costs resulting from increased market development and integration activities; and higher wages and benefits from additional headcount to support the Company’s growth and strategic objectives. The inclusion of CanniMed’s general and administrative cost accounted for 25% of the increase overall.

Sales and marketing costs also increased compared to the third quarter of fiscal 2018. The increase was primarily due to significant investment in the Company’s overall brand building initiatives, including consumer education and engagement activities in preparation for the impending adult-use market in Canada. The inclusion of CanniMed’s sales and marketing cost accounted for 19% of the increase overall.

The Company continued to invest heavily in production facilities and strategic assets. Aurora is building a diversified and vertically integrated company that can realize the tremendous opportunity of the global cannabis markets.

25 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

In June 2017, Aurora estimated the cost of construction of the Sky facility to be approximately $120 million. Because this was the first time these advanced technologies had been brought together in one agricultural production facility, the Company and its advisors took a “Design-Build” approach to the project. As Aurora moved through the construction phases of the facility, design changes and improvements were made as additional information became available. During the project, the Company implemented several improvements and enhancements to the technologies, workflow, and size of this world class facility. As the project nears full completion, the Company expects that the total budget for construction and equipment will be approximately $150 million. At full scale production of at least 100,000 kgs per year, and assuming average pricing and margins on sales to provinces, the Company expects a full payback on this project in a very short number of months. The Company anticipates that future Sky Class facilities, Aurora Sun and Aurora Nordic, will have a lower per square foot cost than Aurora Sky due to refined engineering requirements, project workflow enhancements, and a reduced need for certain corporate and infrastructure facilities to be incorporated into the design of these facilities.

During fiscal 2018, Aurora made a number of investments in publicly traded companies that provide a significant strategic advantage for the company. These companies include TGOD, Radient, Alcanna, and Cann Group, as well as a number of others. The Company reflects these investments in its IFRS financial statements as either Marketable Securities, Derivatives, Investments in Associates and/or Joint Ventures. However, under IFRS, these are not necessarily all reflected at current market value. For the publicly traded companies that Aurora has invested in, the market value of the shares, and “in-the-money” warrants and options at June 30, 2018 was $697.6 million.

KEY DEVELOPMENTS DURING THE FOURTH QUARTER 2018

Strategic Investments

a)	Strategic Investment in Hempco Food and Fiber Inc. (“Hempco”)

On May 7, 2018, Aurora exercised its right under a private option agreement to purchase an aggregate of 10,754,942 additional common shares of Hempco, increasing its ownership interest to 52.3%. This investment secures Aurora access to low-cost raw material for the potential production of CBD extracts.

b)	Strategic Investment in CTT Pharmaceuticals Inc. (“CTT”)

On May 20, 2018, the Company invested in a convertible debenture, which, if converted, would result in a 9.14% ownership interest in CTT. The Company also holds 20,779,972 warrants in CTT, enabling Aurora to increase its ownership to 42.5%. CTT is developing a fast dissolving, oral thin film wafer that will provide a dose specific, smoke-free delivery of medical cannabis or other active ingredients. This investment will provide the Company with global exclusivity to develop, manufacture and market CTT's novel oral wafers.

On August 20, 2018, the Company fully converted its debenture into common shares of CTT.

26 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

c)	Strategic Investments in Choom Holdings Inc. (“Choom”)

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom, representing an 8% ownership interest. Subsequent to the initial investment, Choom acquired Specialty Medijuana Products Inc. This investment positions the Company to participate in the emerging craft cultivation market, as well as in an exciting Western Canada retail strategy with products that are anticipated to resonate strongly with the adult-use market.

d)	Strategic Investment in Capcium Inc. (“Capcium”)

On June 6, 2018, the Company acquired 8,828,662 common shares in Capcium, representing a 19.99% ownership interest. Capcium, an emerging leader in softgel manufacturing, has developed expertise that is ready to be applied to the cannabis industry and deliver high-volume production capacity.

e)	Strategic Investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”)

On May 2, 2018, the Company participated in the initial public officering of TGOD, purchasing 6,341,250 units at $3.65 per unit for a total investment of $23,146. This followed an earlier strategic investment in January 2018. As at June 30, 2018, the Company held a total of 39,674,584 common shares and 19,837,292 warrants, representing an ownership interest of 17% on an undiluted basis with options to increase ownership interest to 50%.

TGOD is currently completing a 14,000 kg per year facility in Ancaster, and constructing an 820,000 square foot, 104,000 kg per annum, high-technology cannabis facility in Valleyfield, Quebec. Aurora currently has rights to 20% of the production output from these two facilities.

f)	Spin-out of Australis Capital Inc. (“ACI”)

In June 2018, the Company began reorganizing for the spin-out of ACI and its United States (“U.S.”) assets, and filed a prospectus for the listing of ACI on the Canadian Stock Exchange (“CSE”). On June 13, 2018, the Company completed a series of intercorporate transactions resulting in Aurora holding a direct interest in 100% of the outstanding shares and warrants of ACI, and ACI holding all the U.S. assets of Aurora and its subsidiaries. The assets primarily consisted of the Company’s 50% joint venture interest in Australis Holdings, which was subsequently increased to 100% for US $500, and rights to a number of SubTerra assets.

On June 14, 2018, the Company entered into a Funding Agreement pursuant to which Aurora advanced $500,000 to ACI, in consideration for which ACI provided Aurora with the Restricted Back-in Right, by issuing to Aurora:

i.	a warrant to purchase 20% of the issued and outstanding shares of ACI at an exercise price of $0.20 per share; and

ii.	a warrant to purchase 20% of the issued and outstanding shares of ACI at an exercise price equal to the five-day volume weighted average trading price of ACI’s shares on the CSE.

27 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Aurora will be prohibited from exercising the Restricted Back-in Right unless all of ACI’s business operations in The U.S. are legal under federal and state laws, and Aurora has received the consent of the TSX and any other stock exchange on which Aurora may be listed.

Subsequent to June 30, 2018, the Company completed the spin-out of ACI and distributed to Aurora shareholders, as a return of capital, units of ACI on the basis of one unit for every thirty-four Aurora shares. Each unit consists of one unit share and one warrant exercisable at $0.25 per warrant for a period of one year.

Supply Agreements and Partnerships

g)	Supplier Agreement with Pharmasave

On April 4, 2018, CanniMed, a wholly owned subsidiary of Aurora, entered into a Letter of Intent with Pharmasave, one of Canada’s leading independent community pharmacy chains, to become a preferred supplier of medical cannabis. With more than 650 independently owned pharmacies within the Pharmasave network, CanniMed and Aurora will supply and distribute medical cannabis across Canada through Pharmasave pharmacists.

h)	Supplier Agreement with Société des Alcools du Québec ("SAQ")
On April 11, 2018, Aurora completed an agreement with SAQ to supply a minimum of 5,000 kg of cannabis per annum for the Quebec adult-use market, once legalized.

Aurora will supply SAQ with a wide variety of premium product from its facilities in Quebec, and elsewhere based on consumer demand. Supply quantities will be determined based on demand with no set maximum, and a minimum of 5,000 kg for the first year.

Acquisitions

i)	Acquisition of CanniMed Therapeutics Inc. (“CanniMed”)

On May 1, 2018, the Company completed the acquisition of CanniMed by acquiring the remaining 4.1% interest for $28,679, comprised of $1,746 cash and the issuance of 3,417,951 common shares with a fair value of $26,933. The CanniMed Shares were de-listed from the Toronto Stock Exchange ("TSX") as at the close of business on May 1, 2018.

The transaction creates strong strategic synergies, in particular for the domestic and international medical cannabis markets, in terms of distribution, product development, and branding. Integration of CanniMed into Aurora is complete and acceleration of CanniMed’s production and other operations has commenced.

28 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

International Developments

j)	Exporting to Italy

On April 13, 2018, Aurora completed the first ever successful delivery of privately exported medical cannabis from Canada to the Italian government through its wholly-owned German subsidiary Aurora Deutschland GmbH (“Aurora Deutschland,” formerly “Pedanios GmbH”).

This export followed Aurora and Aurora Deutschland’s success in winning a highly- competitive EU-wide public tender to supply medical cannabis to the Italian government through the Italian Ministry of Defense, who oversee medical cannabis production and distribution in Italy.

k)	Accelerating Growth and Market Penetration in Germany

On May 28, 2018, Aurora, through Aurora Deutschland, signed a collaboration agreement with Heinrich Klenk GmbH & Co. KG (“Klenk”), one of Europe's largest medicinal plant companies. Klenk’s products are carried in over 25,000 pharmacies throughout Germany and Europe. Under the terms of the agreement, Aurora launched a new cannabis brand called "Cannabis Klenk" which is produced in Canada, imported by Aurora Deutschland, and sold to German pharmacies through Klenk's existing and wide-reaching pharmaceutical wholesale distribution network.

l)	Market Penetration in Malta

On June 25, 2018, Aurora’s wholly owned German subsidiary Aurora Deutschland, became the first licensed supplier of medical cannabis to patients in Malta. The import license, issued by Malta Medicines Authority, was received on June 5, 2018, and Aurora Deutschland received their export license from German authorities on June 21, 2018, making Malta the third European Union member country where Aurora Deutschland currently sells medical cannabis.

Facility Development

m)	Aurora Sun

On April 16, 2018, Aurora acquired approximately 71 acres of land in Medicine Hat, Alberta, for the construction of “Aurora Sun”, a highly automated cannabis production facility with ultra-low operating costs and robust margins. The facility will be 1,200,000 square feet, 50% larger than Aurora's Sky.

n)	Sales License for Aurora Vie

On June 29, 2018, eight months after receiving its cultivation license, the Aurora Vie production facility in Pointe-Claire, Quebec, was granted its Health Canada sales license. The facility, now in full commercial operation, is on target to produce at a rate of 4,000 kg per year by October 2018. Multiple harvests have been completed to date.

29 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

KEY DEVELOPMENTS SUBSEQUENT TO JUNE 30, 2018

Strategic Investments

a)	Investment in Evio Beauty Group Ltd (“Evio Beauty”)

On July 10, 2018, the Company entered into a Product Development and Distribution Agreement with Evio Beauty, pursuant to which both companies have agreed to collaborate to develop and manufacture a line of at least 3 co-branded topical cosmetic products formulated with a cannabinoid or cannabinoids. Aurora will earn a 10% royalty on sales of all non-infused products, and Evio Beauty will earn a 10% royalty on sale of all infused products in any geographical area in which Aurora operates.

b)	License Agreement with CannaRoyalty Corp. (“CannaRoyalty”)

On August 1, 2018, the Company and CannaRoyalty entered into an assignment and assumption agreement where CannaRoyalty assigned to Aurora all of its rights, title and interest in an exclusive license for a technology for creating machine-rolled cannabis developed by Wagner Dimas Inc. In consideration, Aurora paid to CannaRoyalty $7,000 through the issuance of 756,348 common shares at $9.255 per share. The Wagner technology has now been installed at Aurora, and the large-scale production of pre-rolled product has commenced in preparation to filling orders received from provincial buyers who will be supplying the adult consumer user market.

c)	Spin-out of Australis Capital Inc. (“ACI”)

On September 19, 2018, the Company completed the spin-out of ACI, an independent company, and distributed to Aurora shareholders, as a return of capital, units of ACI on the basis of one unit for every 34 Aurora shares. The units commenced trading on the Canadian Stock Exchange on September 19, 2018. ACI is an investment company with a focus on the U.S. cannabis market, which is characterized by large fragmentation and limited access to capital. ACI’s management, board and advisory teams have deep experience and relationships within the cannabis industry, and believe they will be able to secure investments to build significant shareholder value.

Supply Agreements and Partnerships

d)	Supply Agreements

On July 5, 2018, Aurora entered into an agreement with the Alberta Gaming Liquor & Cannabis Commission("AGLC") to supply high-quality cannabis products for the adult-use market in Alberta. The AGLC is responsible for regulating private retail cannabis licensing, distribution of cannabis to retail stores, and operation of an online cannabis store for the Albertan market.

On August 21, 2018, Aurora and its wholly-owned subsidiary, MedReleaf, entered into supply agreements with Ontario Cannabis Stores, a key market in the Company's adult-use strategy. When government-run online sales commence on October 17, Aurora and MedReleaf will supply a broad range of dried flower and higher margin products, such as pre-rolls, oils and capsules

30 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Acquisitions

e)	Completion of CanniMed Integration

The integration of CanniMed Therapeutics into Aurora was successfully completed as of July 6, 2018, combining Aurora's execution and agility with CanniMed's strong medical brand, assets and exceptionally experienced team of scientists and operational cannabis professionals.

Opportunities to increase Aurora's and CanniMed's international reach are also being pursued through CanniMed's relationships in South Africa, the Cayman Islands, and Australia. CanniMed continues to ship oils to both of the latter jurisdictions.

f)	Acquisition of MedReleaf Corp. (“MedReleaf”)

On July 25, 2018, Aurora and MedReleaf closed the world’s largest cannabis industry transaction agreement whereby Aurora acquired all of the issued and outstanding common shares of MedReleaf. Completion of the transaction created a cannabis industry leader with a total funded capacity of more than 500,000 kg per year. With MedReleaf, Aurora has gained two facilities built to EU GMP specifications, which will increase product availability for international markets.

Under the terms of the Amended Arrangement Agreement dated May 23, 2018, holders of MedReleaf common shares received 3.575 common shares of Aurora and $0.000001 cash for each MedReleaf common share held. The Company issued an aggregate of 370,120,238 common shares with a fair value of $2,568,634 and 14,033,784 replacement stock options. The exercise price of the stock options is based on the exercise price per MedReleaf stock options adjusted for the Exchange Ratio.

g)	Acquisition of HotHouse Consulting Inc. (“HotHouse”)

On August 7, 2018, Aurora entered into a Letter of Intent whereby it intends to acquire the cannabis business of HotHouse, a provider of advanced greenhouse consulting services with a focus on large scale cannabis production.

h)	Acquisition of Anandia Laboratories Inc. (“Anandia”)

On August 8, 2018, the Company acquired all of the issued and outstanding common shares of Anandia in exchange for 12,716,482 common shares and 6,358,210 share purchase warrants of Aurora. The warrants are exercisable at $9.3717 per share until August 9, 2023. Pursuant to the terms of the acquisition, upon the achievement of future milestones, Aurora will pay an additional $10,000 by way of the issuance of additional shares and warrants.

Anandia is a global leader in cannabis science (genetics, breeding) and analytical product testing. The transaction enables the Company to develop new strains with specific terpene/cannabinoid profiles for targeted product applications, as well as strains with improved cultivation characteristics. Management believes these activities will lead both to the development of new, higher-margin products and a further increase in efficiency of its cultivation processes.

31 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

i)	Acquisition of ICC Labs Inc. (“ICC”)

On September 10, 2018, Aurora entered into a definitive agreement pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC (for $1.95 per share) payable in common shares of Aurora. The transaction reflects an aggregate purchase price of approximately $290 million.

The Transaction, once approved, creates a strong foundation for expansion and will leverage ICC's first mover advantage in South America, bringing significant low -cost production capacity of both THC and CBD based products in both Uruguay and Colombia. ICC presently has over 70% market share in Uruguay, the first country in the world to legalize cannabis for adult-use. In addition, ICC has extensive distribution channels throughout South America and internationally.

j)	Acquisition of Agropro UAB (“Agropro”) and Borela UAB (“Borela”)

On September 10, 2018, the Company acquired 100% of the issued and outstanding shares of Europe's largest producer, processor and supplier of certified organic hemp and hemp products, Agropro, as well as hemp processor and distributor Borela for total consideration of €6,418 of which €960 was paid through the issuance of 170,834 common shares. In addition, the Company paid a finder’s fee of €1,517, which was paid through the issuance of 270,024 common shares, and will also refinance Agropro’s existing debt totaling €2,076. This acquisition is anticipated to yield significant quantities of CBD for extraction, and is expected to create further synergies through the Company’s CBD and hemp product value chain, which includes majority ownership of Hempco Food and Fiber.

International Developments

k)	Approval for Malta’s First Cannabis Cultivation Facility

On July 24, 2018, Aurora received a Letter of Intent issued from Maltese authorities, approving its application for the establishment of the first seed-to-pharma cannabis operation in Malta, subject to certain conditions.

The project includes the construction of a hybrid cultivation, manufacturing, and distribution facility, with operations to be carried out by a new subsidiary, Aurora Malta, to be formed with Aurora's local Maltese partner, Cherubino Ltd., the largest pharmaceutical wholesaler in the country. Aurora will be the majority shareholder in the new venture. The Company anticipates the facility, to be designed by Aurora Larssen Projects, to be focused on the production of higher margin derivative products, aimed at serving the domestic Maltese and Southern European markets.

32 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

l)	Commenced Cultivation at Aurora Nordic

On August 13, 2018, Aurora completed the successful shipment of cultivars from its Mountain facility to Denmark to commence populating the Phase I Aurora Nordic facility, a 100,000 square foot, retrofitted hybrid greenhouse, which will be ramping up to full production capacity of 8,000 kg per year over the coming months. Aurora Nordic is a 51% Aurora owned subsidiary, owned in partnership with Alfred Pederson & Son. Both the Phase I facility and Phase II, a 1,000,000 square foot, hybrid greenhouse facility with a capacity of more than 120,000 KG per year, have been designed by Aurora Larssen Projects Ltd. and will be completed to EU GMP standards.

m)	New EU GMP Certification

On August 13, 2018, Aurora’s wholly-owned subsidiary MedReleaf received full EU GMP certification for its Markham facility. The certification of the Markham facility will increase product availability for the rapidly growing, higher-margin and heavily regulated EU market. All of the Company's facilities are being designed and built to EU GMP standards.

n)	Establishing Aurora Europe

On August 13, 2018 Aurora established a pan-European company, Aurora Europe GmbH, headquartered in Berlin, Germany. Pedanios GmbH, Europe's largest distributor of cannabis, will henceforth operate as Aurora Deutschland GmbH, while the Company has also formed Aurora Italia, Aurora Nordic (Denmark), and a number of other, local companies. Aurora currently employs over 70 people in Europe and anticipates this number to grow substantially over the coming months as the Company expands its business activities across the European continent.

o)	MED Colombia

Through the acquisition of MedReleaf, the Company now owns MED Colombia, a licensed cannabis company in Colombia with substantial grow potential and a strong portfolio of genetics. Upon successful completion of the ICC acquisition, MED Colombia will become part of Aurora’s South American platform.

p)	Australia

Aurora recently exported oil products to Australia, which were supplied to patients through its partially-owned strategic partner Cann Group. Cann Group has announced it will be constructing an ALPS (Aurora Larssen Projects) designed high-technology, hybrid cultivation facility at the Melbourne International Airport. Aurora and its wholly-owned subsidiary Anandia have also successfully exported plant tissue culture derived genetics for Cann Group to enhance its cultivation program.

33 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Facility Licensing

q)	Capsules Licenses Granted

On July 3, 2018, Aurora’s wholly owned subsidiary, CanniMed, received Health Canada approval to commence sales of CanniMed Capsules, a line of vegan capsules which became available to patients on August 22, 2018.

Aurora received its Health Canada license to produce encapsulated oil at its Mountain facility. Aurora intends to produce unique, integral hard shells for the medical markets, as well as for the adult-use market, once legalized.

r)	Health Canada Dealer’s License for Aurora Mountain

On July 30, 2018, Aurora obtained a Health Canada Dealer's License under the Controlled Drugs and Substances Act for its EU GMP certified Aurora Mountain facility in Alberta. The new license will allow Aurora additional opportunities to produce, assemble, and sell cannabis oils and future novel, derivative products from Aurora Mountain. Furthermore, the license provides additional opportunities to export cannabis to international markets and the potential to carryout research with cannabinoids not covered under an ACMPR license.

s)	Approval for Softgel Capsules

On August 22, 2018, Aurora received Health Canada authorization to produce cannabis softgel capsules at its state-of-the-art Aurora Vie facility in Pointe-Claire, Québec. Immediately following the approval, Aurora started production of softgel capsules in partnership with Capcium Inc. Aurora holds a 19.99 % ownership stake in Capcium, and they are Aurora's exclusive manufacturer of cannabis softgel products in North America.

Financing Activities

t)	Bank of Montreal (“BMO”) Debt Facility

On August 29, 2018, the Company finalized a $200,000 debt facility with BMO consisting of a $150,000 term loan and a $50,000 revolving credit facility, both of which will mature in 2021. The Company also has an option to upsize the facility to a total of $250,000, subject to certain conditions. The debt facility will be primarily secured by Aurora’s production facilities and can be repaid without penalty at Aurora’s discretion. The interest rate for the debt facility and revolving credit facility is a set margin over the BMO CAD Prime Rate or a Bankers' Acceptance of appropriate term.

34 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

FINANCIAL REVIEW

Consolidated Key Quarterly Results

			2018
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total
Financial Results
Revenue	$19,147	$16,100	$11,700	$8,249	$55,196
Gross margin on medical cannabis (1)	74%	59%	63%	58%	65%
Earnings (loss)	79,268	(20,795)	7,194	3,560	69,227
Earnings (loss) attributable to Aurora Cannabis Inc.	$79,870	$(19,215)	$7,721	$3,560	71,936

Balance Sheet
W orking capital	144,533	338,476	302,526	169,674	144,533
Cannabis inventory and biological assets	41,031	29,162	17,325	16,846	41,031
Total assets	1,910,716	1,671,400	732,394	347,834	1,910,716

Operational Results - Medical Cannabis
Cash cost of sales per gram of dried cannabis sold(2)	$1.87	$1.80	$1.74	$2.16	n/a
Cash cost to produce per gram of dried cannabis sold(2)	$1.70	$1.53	$1.41	$1.87	n/a
Active registered patients	43,308	45,776	21,718	19,280	n/a
Average net selling price of dried cannabis(3)	$8.02	$7.30	$7.86	$7.32	$7.65
Average net selling price of cannabis oil (3)	$13.52	$12.83	$13.35	$16.41	$13.68
Kilograms produced	2,212	1,206	1,204	1,010	5,632
Kilograms sold	1,617	1,353	1,162	890	5,022
			2017
	Q4	Q3	Q2	Q1	Total
Financial Results
Revenue	$5,936	$5,175	$3,885	$3,071	$18,067
Gross margin on medical cannabis (1)	58%	58%	54%	53%	56%
Earnings (loss)	(4,816)	139	(2,678)	(5,613)	(12,968)
Earnings (loss) attributable to Aurora Cannabis Inc.	(4,816)	139	(2,678)	(5,613)	(12,968)

Balance Sheet
W orking capital	170,142	126,530	60,060	23,213	170,142
Cannabis inventory and biological assets	11,791	8,694	5,718	3,103	11,791
Total assets	322,679	197,065	98,219	56,769	322,679

Operational Results - Medical Cannabis
Cash cost of sales per gram of dried cannabis sold(2)	$2.09	$2.31	$2.56	$3.89	n/a
Cash cost to produce per gram of dried cannabis sold(2)	$1.91	$1.91	$2.13	$3.89	n/a
Active registered patients	16,400	13,110	12,200	8,200	n/a
Average net selling price of dried cannabis(3)	$6.79	$6.64	$5.96	$6.32	$6.47
Average net selling price of cannabis oil (3)(4)	$17.91	n/a	n/a	n/a	$17.91
Kilograms produced	1,165	847	670	355	3,037
Kilograms sold	755	653	538	436	2,382

(1)	Represents the gross margin on medical cannabis before fair value adjustments.
(2)	Represents the cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis produced by Aurora.
(3)	Represents the average net selling price per gram of dried cannabis or per gram of dried cannabis equivalent.
(4)	The Company received its license to sell cannabis oils in January 2017 and commenced sales of cannabis oils in Q4 2017.

35 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Selected Annual Information

(in thousands except as otherwise noted)	2018	2017	2016
Revenue	$55,196	$18,067	$1,439
Earnings (loss)	69,227	(12,968)	(5,723)
Earnings (loss) attributable to Common Shares	71,936	(12,968)	(5,723)
Earnings (loss) per Common Share:
Basic earnings per share (basic EPS)	$0.16	$(0.05)	$(0.04)
Diluted	$0.15	$(0.05)	$(0.04)
Total assets	1,910,716	322,679	18,396
Total non-current financial liabilities	200,760	63,818	4,440
Cash dividends per share	Nil	Nil	Nil

Medical Cannabis

Revenue

The Company primarily operates in the medical cannabis market which includes auxiliary support functions such as CanvasRX patient counselling services, and Aurora Larssen Projects Ltd. (“ALPS”) design, engineering and construction services.

			2018			2017
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total	Total
Medical cannabis segment revenue
Canadian dried cannabis	$7,529	$6,304	$5,757	$4,641	$24,231	$14,679
Canadian cannabis oils	4,710	2,178	1,508	1,439	9,835	804
European dried cannabis	2,641	2,331	2,483	1,235	8,690	439
Medical cannabis revenue	14,880	10,813	9,748	7,315	42,756	15,922
Patient counselling services	1,553	591	866	923	3,933	2,145
Design, engineering and construction services	1,239	2,979	-	-	4,218	-
Other	85	97	32	11	225	-
Total medical cannabis segment revenue	17,757	14,480	10,646	8,249	51,132	18,067
Other segment revenues	1,390	1,620	1,054	-	4,064	-
Total revenue	$19,147	$16,100	$11,700	$8,249	$55,196	$18,067

Medical cannabis revenue increased $4,067, or 38%, over the prior quarter. The increase in revenue was primarily due to higher volumes of both dried cannabis and cannabis oils sold; coupled with higher average selling prices relative to the prior quarter, both domestically and internationally, due to the following factors:

•

Both dried cannabis and cannabis oils sold increased over the previous quarter by 85,063 grams and 178,611 grams equivalents respectively. The inclusion of CanniMed’s sales in the quarter accounted for 422,771 grams, or 33%, of total dried cannabis sold; and 221,240 grams equivalents, or 64%, of total cannabis oil gram equivalents sold. This was partially offset by lower bulk sales as the Company increased its inventory reserves for the impending legalization of the adult-use market in Canada.

•

The average net selling price of dried cannabis increased by $0.72 per gram over the prior quarter primarily due to higher prices charged on bulk orders as well as lower promotional discounts offered to new patients. The average net selling price of cannabis oils increased by $0.69 per gram equivalent primarily due to lower promotional discounts for new patients.

36 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

•	International dried cannabis sales increased by $310, or 25,935 grams, over the prior quarter. On April 13, 2018, the Company completed the first ever private export of medical cannabis to Italy following its win of the highly competitive EU-wide public tender to supply medical cannabis to the Italian government. On June 25, 2018, the Company became the first licensed supplier of medical cannabis to patients in Malta and have since successfully completed its first exports of medical cannabis.

Design, engineering and consulting services decreased by $1,740 due to the timing of services provided.

Consolidated medical cannabis segment revenues for fiscal 2018 increased by $33,065, or 183%, over the prior year primarily attributable to:

•

Significant increase in Company’s combined active registered patients of 26,908 due to growth in registered patients through CanvasRX’s patient counselling services of 5,538, and the integration of CanniMed’s registered patients of 21,370;

•	Increase in dried cannabis produced and sold both domestically and internationally of $17,803, or 1,965,827 grams, including CanniMed sales of $3,300, or 459,821 grams;
•	Increase in cannabis oils sold domestically of $9,031, or 673,752 grams, including CanniMed sales of $3,456 or 252,950 in cannabis oil gram equivalents;
•	Increase in design, engineering consulting service revenue of $4,218 from the acquisition of ALPS (formerly known as Larssen Ltd.); and
•	Increase in CanvasRX patient counselling services of $1,788 from Licensed Producer referral fees.

Gross Margin

			2018			2017
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total	Total
Medical cannabis segment revenue	$17,757	$14,480	$10,646	$8,249	$51,132	$18,067
Medical cannabis segment cost of sales	4,702	4,757	3,680	3,072	16,211	7,876
Gross profit on medical cannabis segment before fair value
adjustments(1)	13,055	9,723	6,966	5,177	34,921	10,191
Less: non-medical cannabis revenue	(2,792)	(3,570)	(866)	(923)	(8,151)	(2,145)
Add: non-medical cannabis cost of sales	747	277	25	29	1,078	71
Gross profit on medical cannabis before fair value
adjustments(1)	11,010	6,430	6,125	4,283	27,848	8,117
Gross margin on medical cannabis before fair value
adjustments(1)	74%	59%	63%	58%	65%	56%

(1)

Gross profit on medical cannabis is a non-IFRS financial measure and is calculate by taking the medical cannabis segment gross profit excluding the effects of revenues and cost of sales from patient counselling services; and design, engineering, and construction services. These are considered auxiliary support services for the medical cannabis market and do not directly relate to the production of cannabis.

Gross margin on medical cannabis before the effect of changes in fair value for the three months ended June 30, 2018, was 74% compared to 59% for the prior quarter. The increase was primarily due to a higher average selling price per gram, and a change in the sales ratio of cannabis oils to dried cannabis, as cannabis oils have higher profit margin relative to dried cannabis. For the three months ended June 30, 2018, cannabis oils comprised 32% of total medical cannabis revenues compared to 20% of total medical cannabis sales in the prior quarter.

37 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

The inclusion of CanniMed’s sales in the quarter accounted for an additional 225,410 grams, or 18%, of total dried cannabis sold; and an additional 221,240 grams, or 64%, of total cannabis oil gram equivalents sold. Furthermore, there was an increase in the selling prices of bulk sales of both dried cannabis and cannabis oils compared to the previous quarter.

Gross margin on medical cannabis before the effect of changes in fair value for the twelve months ended June 30, 2018, was 65% compared to 56% in the prior year. The increase is mostly attributable to an increase in the average selling price per gram; from lower cost of sales per gram as the Company realized further economies of scale from the full ramp up of its Aurora Mountain facility; and a change in the sales ratio of cannabis oils to dried cannabis. Cannabis oils made up 23% of medical cannabis revenues in the twelve months ended June 30, 2018, compared to 5% in the prior year.

In accordance with IFRS, the Company is required to record its biological assets at fair value. As biological assets move through the production process, capitalized production costs and the fair value on the eventual sale of the cannabis from the plants are both recognized based on the stage of completion of the biological assets. The fair value portion of the biological assets is recognized as unrealized gains from the change in fair value of biological assets in the statement of operations for the reporting period. At the time of harvest, the biological assets are transferred to inventory and include capitalized production costs to date and the related fair value portion, which is adjusted to the lower of cost or inventory net realizable value. On the eventual sale of inventory, the fair value portion is relieved through unrealized loss on change in fair value on sale of inventory reported in the results of operations.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold – Aurora Produced Medical Cannabis

			2018
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total
Total consolidated cost of sales	$4,867	$6,827	$4,837	$3,072	$19,603
Adjustments:
Non-medical cannabis cost of sales(1)	135	(2,993)	(1,889)	(908)	(5,655)
Oil and extracts conversion costs(2)	(1,534)	(862)	(451)	(217)	(3,064)
Cost of cannabis purchased	(108)	(568)	(536)	(211)	(1,423)
Cost of consumable raw materials	(511)	(350)	(267)	(197)	(1,325)
Depreciation	(301)	(293)	(203)	(125)	(922)
Cash cost of sales of dried cannabis sold(3)	$2,548	$1,761	$1,491	$1,414	$7,214
Packaging costs	(221)	(265)	(283)	(295)	(1,064)
Cash cost to produce dried cannabis sold(3)	$2,327	$1,496	$1,208	$1,119	$6,150

Grams of dried cannabis sold - Aurora produced	1,366	979	856	653	3,854

Cash cost of sales per gram of dried cannabis sold(3)	$1.87	$1.80	$1.74	$2.17	$1.87
Cash cost to produce per gram of dried cannabis sold(3)	$1.70	$1.53	$1.41	$1.71	$1.60

(1)

Non-medical cost of sales consists of patient counselling services and design, engineering and construction services. These are considered auxiliary support services as they are not directly related to the production of medical cannabis.

(2)	Oil and extracts conversion costs are costs attributable to the post-production processing of dried cannabis into cannabis derivatives.
(3)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold represent the cash cost per gram sold by Aurora, including CanniMed’s costs in Q4 2018.

Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold increased by $0.07 and $0.17 respectively from the prior quarter, mainly due to the inclusion of CanniMed, partially offset by lower utility costs in the summer months.

38 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Production costs per gram are expected to decrease significantly once Aurora Sky is fully operational and the efficiencies from automation, scale and yield expertise are also realized in the CanniMed facilities and other newly acquired Aurora facilities.

Grams of Dried Cannabis and Grams Equivalent of Oil Produced – Medical Cannabis

Grams of dried cannabis produced in the period refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced in the period based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process.

Grams equivalent of oil produced represents the equivalent number of dried grams that would be used to produce the cannabis oils. The dried cannabis is first extracted into a bulk concentrate which is then diluted into cannabis oil. The “grams equivalent” measure is used to disclose the volume in grams, of oil sold and (or) produced in the period as opposed to milliliters. The actual grams used in the production of cannabis oils can vary depending on the strain of dried cannabis used which yields a different potency and strength in the oil. The Company estimates and converts its cannabis oil inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) content in the cannabis oils.

Other Segments

The Company’s other reportable segments include its horizontally integrated businesses and operating expenses.

Revenue

Other segment revenue of $4,067 relates to sales of hemp and home cultivation products, attributable to acquisitions in the year.

Operating Expenses

			2018			2017
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total	Total
General and administration	$22,557	$9,847	$7,568	$2,993	$42,965	$6,813
Sales and marketing	14,761	5,880	5,136	3,668	$29,445	10,270
Acquisition costs	8,025	5,543	1,756	340	$15,664	1,551
Depreciation and amortization	10,121	873	460	634	$12,088	716
Research and development	923	477	172	107	$1,679	314
Share-based payments	11,636	15,872	7,456	2,486	$37,450	7,584
Total operating expense	$68,023	$38,492	$22,548	$10,228	$139,291	$27,248

General and administration costs increased by $12,710, or 129%, compared to the prior quarter. The increase was primarily due to increased audit, legal and accounting fees relating to external financial reporting, audit and tax fees, as well as consulting and legal fees related to the acquisition of CanniMed. Travel costs increased due to market development, as well as CanniMed integration activities. Wages and benefits increased as a result of growth in Aurora’s workforce to support its corporate strategy. The inclusion of CanniMed’s general and administrative cost accounted for $3,171, or 25%, of the increase overall.

39 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Sales and marketing cost increased by $8,881, or 151%, compared to the third quarter of fiscal 2018. The increase was mainly due to continued investment in the Company’s brand building initiatives, including consumer education and engagement programs, such as our Illumination Concert Series. The inclusion of CanniMed’s sales and marketing cost accounted for $1,715, or 19%, of the increase overall.

Acquisition cost increased $2,482, or 45%, compared to the prior quarter mainly due to professional, banking, and legal fees incurred in relation to the successful completion of the acquisitions of both CanniMed and MedReleaf.

Depreciation and amortization expense increased by $9,248, or 1,059%, from the third quarter of fiscal 2018 primarily due to the increase in assets in use at the Aurora Sky facility; as well as the consolidation of CanniMed’s depreciation and amortization expense in the quarter.

Annual operating expenses were $112,043 higher than the prior year primarily due to an increase in the following:

•

General and administrative expenses of $36,152 in wages and benefits expense due to increased headcount to support the growth of various aspects of the Company; professional and transfer agent fees relating to strategic corporate transactions and general corporate matters; and corporate office charges related to the expansion of operations and business functions;

•	Sales and marketing expense of $19,175 due to increased brand, public relations and tradeshow activities;
•	Acquisition costs of $14,113 related to horizontally diversified and vertically integrated business acquisitions;
•	Depreciation and amortization expense of $11,372 from additional capital assets in operational use within Aurora Sky and other facilities; and
•	Share-based payments of $29,866 from the issuance of stock options.

The inclusion of CanniMed’s results accounted for 9% of the annual increase in general and administrative expenses; and 9% of the annual increase in sales and marketing expense.

LIQUIDITY AND CAPITAL RESOURCES

During the twelve months ended June 30, 2018, the Company generated revenue of $55,196 from operations, and financed its current operations, growth initiatives, and met its capital requirements from debt and equity financings. The Company’s objectives when managing its liquidity and capital resources are to ensure sufficient liquidity to support its financial obligations and execute its operating and strategic plans while maintaining healthy liquidity reserves and access to capital for at least the next twelve months.

The Company manages its liquidity risk by monitoring its operating requirements and preparing budgets and cash forecasts to ensure it has sufficient funds to fulfill obligations.

The table below sets out cash and working capital as at June 30, 2018, and 2017:

(In thousands except as otherwise noted)	2018	2017
Cash and cash equivalents	$89,193	$159,715
Working capital	144,533	170,142

40 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

As at June 30, 2018, the Company maintained $89,193 in cash and cash equivalents in contrast to $159,715 in cash and cash equivalents as at June 30, 2017.

The Company’s working capital as of June 30, 2018 was $144,533 compared to $170,142 as at June 30, 2017. The decrease in working capital of $25,609 was largely attributable to an increase in the accounts payable and accrued liabilities balance from the timing of payables related to construction of our production facilities.

The table below summarizes total capitalization as at June 30, 2018, and 2017:

(in thousands except as otherwise noted)	2018	2017
Convertible notes	$191,528	$63,536
Loans and borrowings	11,683	351
Total debt	203,211	63,887
Total equity	1,563,131	218,933
Total capitalization	$1,766,342	$282,820

Total capitalization increased $1,483,522 compared to the prior year mostly due to an increase in equity of $1,344,198 from the issuance of shares relation to strategic acquisitions; as well as from the exercise and conversion of stock options, warrants and convertible debentures throughout fiscal 2018.

On August 29, 2018, the Company closed a $200,000 debt facility with Bank of Montreal, consisting of a $150,000 term loan and a $50,000 revolving credit facility, both of which will mature in 2021. The new debt facility will shift the capital structure of the Company to include more traditional debt financing which will lower the cost of capital. The Company anticipates that it will have sufficient liquidity and capital resources to meet its planned expenditures for the next twelve months.

The table below summarizes the Company’s cash flows for the years ended June 30, 2018, and 2017:

			2018			2017
(in thousands except as otherwise noted)	Q4	Q3	Q2	Q1	Total	Total
Cash used in operating activities	$(45,121)	$(26,915)	$(4,657)	$(4,974)	$(81,667)	$(13,378)
Cash used in investing activities	(105,548)	(323,821)	(79,958)	(28,432)	(537,759)	(49,341)
Cash provided by (used in) financing activities	8,418	230,873	307,979	1,279	548,549	221,985
Effect of foreign exchange	502	45	(438)	246	355	190
(Decrease) increase in cash and cash equivalents	$(141,749)	$(119,818)	$222,926	$(31,881)	$(70,522)	$159,456

Operating activities

For the twelve months ended June 30, 2018, cash used in operating activities resulted primarily from cash inflows of $35,593 from gross profit before the effect of changes in fair value; offset by cash flows used for operating expenses of $84,717, finance and other costs of $7,159 and cash outflows of $25,384 related to changes in non-cash working capital.

Cash used in operating activities in the prior year resulted primarily from cash inflows of $10,192 from gross profit before the effect of changes in fair value, offset by cash flows used for operating expenses of $18,825, finance and other costs of $2,288 and cash outflows of $1,242 related to changes in non-cash working capital.

41 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Investing activities

For the twelve months ended June 30, 2018, cash used in investing activities were primarily for the purchase of production equipment building improvements and construction of other facilities of $136,945, investments of $63,437 in marketable securities and derivatives, investment in associates of $218,183, and the acquisition of assets and business combinations, net of cash, for $108,329.

Investing activities in the prior year consisted primarily of cash outflows of $25,718 for the purchase of equipment and the construction of Aurora Sky, $13,665 for asset acquisitions and business combinations net of cash acquired, and $7,877 from investments in marketable securities and derivatives.

Financing activities

For the twelve months ended June 30, 2018, cash provided by financing activities were primarily generated from the November 2017 bought deal financing for net proceeds of $70,639, the November 2017 special warrant financing for net proceeds of $110,922, the March 2018 convertible debenture financing for net proceeds of $222,205, and the exercise of warrants, options and compensation options for $144,967.

Financing activities in the prior year were primarily generated from equity financings for net proceeds of $91,727, net proceeds from convertible debentures of $109,973, and the exercise of warrants, options and compensation options for $29,096.

Capital Resource Measures

The Company’s major capital expenditures during the three months ended June 30, 2018 mainly consisted of the construction of Aurora Sky and the commencement of construction at Aurora Sun. Subsequent to June 30, 2018, the Company finalized its $200,000 debt facility with BMO. The Company believes it has sufficient cash and resources to fund the Company’s operations and complete construction of its announced facilities for at least the next fiscal year. See “Facilities” for Aurora’s operating, under construction and announced production facilities.

Contractual Obligations

The Company had the following contractual obligations as of June 30, 2018:

(In thousands except as otherwise noted)	Total	Less than 1 year	1 to 3 years	3 to 5 years
Accounts payable and accrued liabilities	$47,456	$47,456	$-	$-
Loans and borrowings	11,747	$2,482	$2,511	$6,754
Contingent consideration payable	23,742	$14,438	$9,304	$-
Operating lease	83	60	23	-
Convertible notes and interest (1)	251,356	11,604	237,649	2,103
Office lease	47,257	5,332	14,764	27,161
Capital projects(2)	38,474	38,474	-	-
Total contractual obligations	$420,115	$119,846	$264,251	$36,018

(1)	Assumes the principal balance outstanding at June 30, 2018 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Relates to capital commitments that the Company has made to specific vendors for capital projects pertaining to on-going construction projects.

42 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Contingencies

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement.

The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim vigorously. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

Off-balance sheet arrangements

As at the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Goods and services

The Company incurred the following transactions with related parties during the years ended June 30, 2018 and 2017:

Name and Relationship to the Company	Transaction	Year ended June 30,		At as June 30,
		2018	2017	2018	2017
		Related Party Transactions		Balance Payable (Receivable)(1)
Canadian Cannabis Clinics (“CCC”), a company where Joseph del Moral, is a common director	Service fees(2)	$ 4,957	$ 3,659	$ -	$ (72)
Colour Media Inc., a company partially owned by an officer of the Company, Savior Joseph	Marketing fees	2,210	-	-	-
Belot Business Consulting Corp, a company controlled by Neil Belot, Chief Global Business Development Office	Consulting fees(3)	358	780	24	-
Australis Holdings Limited (“AHL”), a 50% owned joint venture company	Interest income(4)	49	41	(3,444)	(2,096)
The Green Organic Dutchman Holdings Ltd., an associate of the Company	Design, engineering and construction consulting services(5)	240	-	(620)	-
Cann Group Limited, an associate of the Company	Design, engineering and construction consulting services(5)	239	-	(50)	-

(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.
(2)	CCC provides operational, administrative and consulting services to CanvasRx.
(3)	Consulting fees paid related to the CanvasRx acquisition.

43 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

(4)	Interest income earned on loans receivable from AHL.
(5)	Profit margin generated from services provided to the Company’s associates, based on the Company’s ownership interest at June 30, 2018.

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Key management personnel compensation

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

(in thousands except as otherwise noted)	2018	2017
Management compensation	$5,284	$1,934
Directors' fees(1)	$210	$258
Share-based payments(2)	14,608	6,431
	$20,102	$8,623

(1)	Includes meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan.
(3)	As at June 30, 2018, the amount payable to the directors and officers and a former director and officer of the Company is $1,128 (2017 - $565).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Biological assets

Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, costs to convert the harvested cannabis to finished goods, sales price, risk of loss, expected future yields from the cannabis plants and estimating values during the growth cycle. The average grow cycle of plants up to the point of harvest is approximately twelve weeks.

44 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Inventory

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and thus any critical estimates and judgments related to the valuation of biological assets are also applicable for inventory. The valuation of work-in-process and finished goods also requires the estimate of conversion costs incurred, which become part of the carrying amount for the inventory. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged.

Estimated useful lives and depreciation of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Investments in associates and joint ventures

The Company uses judgement in its assessment of whether the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, including but not limited to, the ability to exercise significant influence through board representation, material transactions with the investee, provision of technical information, and the interchange of managerial personnel. Whether an investment is classified as an investment in associate can have a significant impact on the entries made on and after acquisition.

Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Disposal group held for distribution

The Company held a revenue royalty and an annuity receivable from SubTerra LLC. These assets were held in Australis Capital Inc. which was classified as a disposal group held for distribution to Aurora shareholders. The Company used judgment in estimating the fair value of the SubTerra assets. In determining the fair value of the revenue royalty, management exercised judgment in determining the likelihood of SubTerra generating revenues from the sale of cannabis-based products. The fair value of the annuity receivable was estimated using the effective interest method using a ten-year corporate debt yield at the measurement date.

45 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Goodwill and intangible asset impairment

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment.

Goodwill is allocated to cash generating units (“CGUs”) which are expected to benefit from the synergies of the business combination. CGUs are determined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets. Management has exercised judgement in this assessment and determined the Company’s CGUs to be: the production and sale of medical cannabis; patient counselling services; design, engineering and construction consulting services; the production and sale of indoor cultivators; and the production and sale of hemp related food products.

Convertible instruments

The identification of convertible notes components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Share-based payments

In estimating fair value of warrants using the Binomial model, management is required to make certain assumptions and estimates such as the expected life of warrants, volatility of the Company’s future share price, risk free rate, and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results.

In estimating fair value of options using the Black-Scholes option pricing model, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Deferred tax assets

Deferred tax assets, including those arising from tax loss carry-forwards, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

46 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, notably investment in equity in securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

NEW ACCOUNTING PRONOUNCEMENTS

There were no new standards effective July 1, 2017, that had an impact on the Company’s consolidated financial statements. The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 7 Financial instruments: Disclosure

IFRS 7 Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company intends to adopt the amendments to IFRS 7 on July 1, 2018; and does not expect the implementation will result in a significant effect to the financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

The Company intends to adopt IFRS 9 on July 1, 2018, retrospectively where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018; comparatives will not be restated.

The Company has conducted a preliminary assessment of the impact from this new standard. IFRS 9 introduces new requirements to determine the measurement basis of financial assets, involving the cash flow characteristics of assets and the business models under which they are managed. Accordingly, the basis of measurement for the Company’s financial assets may change. IFRS 9 affects the accounting for available-for-sale equity securities, requiring a designation, on an instrument by instrument basis, between recording both unrealized and realized gains and losses either through (i) OCI with no recycling to profit and loss or (ii) profit and loss. The Company will be electing to classify its available-for-sale equity investments at Fair Value through OCI as these equity investments are for strategic purposes. The FVOCI election is made upon initial recognition, on an instrument-by-instrument basis and once made is irrevocable. Gains and losses on these instruments including when derecognized or sold are recorded in OCI and are not subsequently reclassified to the Consolidated Statement of Comprehensive Income (Loss).

47 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

For other financial instruments, the Company does not expect the implementation will result in a significant change in the classification and measurement of the Company’s financial assets.

IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Company intends to adopt IFRS 15 on July 1, 2018, using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018; comparatives will not be restated.

The Company has conducted a preliminary assessment of the impact from this new standard. Under IFRS 15, revenue from the sale of medicinal cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18.

Referral revenues earned from Licensed Producers through CanvasRx are recognized over a period of time as the referred patients remain active with the Licensed Producers. This is consistent with the Company’s current revenue recognition policy under IAS 18 where revenue is recognized on a monthly basis over a specified period of time that the referred patient remains an active purchaser of medical cannabis with the Licensed Producer.

Based on the Company’s preliminary assessment, the adoption of this new standard is not expected to have a material impact on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company intends to adopt IFRS 16 on July 1, 2019, and is assessing the impact of this new standard on its consolidated financial statements.

48 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

Significant Judgement

The individual fair values attributed to the different components of a financing transaction, notably investment in equity in securities, derivative financial instruments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Summary of Financial Instruments

The carrying values of the financial instruments at June 30, 2018, are summarized in the following table:

			Held-for-	Financial
	Available-for-				Other		Financial
(in thousands except as		Loans and	trading	assets
	sale financial				financial		liabilities at	Total
otherwise noted)		receivables	derivative	designated as
	assets				liabilities		FVTPL
			assets at FVTPL	FVTPL
Financial Assets
Cash and cash equivalents	$-	$89,193	$-	$-	$-	$	- $	89,193
Short-term investments	-	990	-	-	-		-	990
Accounts receivable	-	15,096	-	-	-		-	15,096
Marketable securities	59,188	-	-	-	-		-	59,188
Derivatives	-	-	5,331	119,611	-		-	124,942
Financial Liabilities
Accounts payable (1)	-	-	-	-	47,456		-	47,456
Convertible notes (2)	-	-	-	-	191,528		-	191,528
Contingent consideration	-	-	-	-	-		21,333	21,333
Loans and borrowings	-	-	-	-	11,683		-	11,683

(1)	Balance includes interest rate swaps of $63 which are included in accounts payable and accrued liabilities on the Statement of Financial Position.
(2)	The fair value of convertible notes, including both the debt and equity components.

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Fair value hierarchy

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs:

(in thousands except as otherwise noted)	Level 1	Level 2	Level 3	Total
Marketable securities	$59,188	$-	$-	59,188
Derivative assets	-	120,102	4,840	124,942

There have been no transfers between fair value levels during the period.

Changes in level 3 financial assets

Changes in the carrying value of level 3 financial assets for the period were as follows:

(in thousands except as otherwise noted)	Convertible Debenture	Warrant Derivatives	Total
Opening, June 30, 2017	$11,071	$292	$11,363
Additions	-	30,681	30,681
Unrealized gain at inception	-	3,050	3,050
Unrealized gain (loss)	830	(9,790)	(8,960)
Conversion of debenture	(11,901)	4,330	(7,571)
Exercise of warrants	-	(23,723)	(23,723)
Ending balance	$-	$4,840	$4,840

Unrealized gains (losses) on level 3 financial assets

For the year ended June 30, 2018, the Company recognized unrealized gains (losses) on level 3 financial assets as follows:

(in thousands except as otherwise noted)	Convertible Debenture	Warrant Derivatives	Total
Gain (loss) on changes in fair value	$830	$(9,790)	$(8,960)
Amortized deferred inception gains	6,107	5,217	11,324
Unrealized gains (losses) on level 3 financial assets	$6,937	$(4,573)	$2,364

Deferred gains

Changes in deferred gains on convertible debenture and derivatives measured at fair value and included in level 3 of the fair value hierarchy were as follows:

(in thousands except as otherwise noted)	Convertible Debenture	Warrant Derivatives	Total
Opening, June 30, 2017	$10,206	$321	$10,527
Additions	-	3,051	3,051
Conversion of debenture	(4,099)	4,099	-
Unrealized gains amortized	(6,107)	(5,217)	(11,324)
Ending balance	$-	$2,254	$2,254

50 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Contingent consideration

The following is a continuity of contingent consideration liability:

(in thousands except as otherwise noted)	BCNL UCI	CanvasRx	H2	Total
Opening, June 30, 2017	$-	$13,221	$-	$13,221
Additions from acquisitions	1,119	-	14,957	16,076
Unrealized (gain) loss from change in fair value	123	6,703	1,018	7,844
Payments	-	(14,040)	(1,768)	(15,808)
Ending balance	$1,242	$5,884	$14,207	$21,333

The Company’s contingent consideration liability was measured at fair value based on unobservable inputs and was considered a level 3 financial instrument. The fair value of these liabilities determined by this analysis was primarily driven by the Company’s expectations of the Subsidiaries’ achieving their milestones. The expected milestones were assessed probabilities by management which were discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate.

FINANCIAL INSTRUMENTS RISK

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables, short-term GIC investments, and advances receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). Credit risk from the advances receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of sales are transacted with credit cards.

As at June 30, 2018 and 2017, the Company’s aging of receivables was approximately as follows:

(in thousands except as otherwise noted)	2018	2017
0 – 60 days	$13,569	$1,534
61 – 120 days	1,527	778
	$15,096	$2,312

51 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has access to CanniMed’s Canadian and U.S. operating lines of credit with a maximum of $1,000 and US $500, respectively. The Canadian and U.S. operating lines of credit bear interest at bank prime rate plus 0.75% and at U.S. base rate plus 0.75%, respectively. The lines of credit are secured by a general security agreement covering all assets of the Company and can be accessed to the lesser of the maximum available credit or the aggregate of 90% of Government of Canada receivables, 85% of undoubted receivables and 75% of acceptable receivables, less intercompany and priority claim amounts. These operating lines of credit were undrawn as of June 30, 2018. Subsequent to June 30, 2018, the Company also secured a $200,000 debt facility with BMO. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Market risk

(a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar.

The results of the Company’s operations are subject to currency transaction and translation risks. The Company holds cash in Canadian dollars, U.S. dollars, Danish Krone and Euros, and investments in Australian and U.S. dollars. The Company’s main risk is associated with fluctuations in the Euros, Danish Krone, Australian and U.S. dollars. Assets and liabilities are translated based on the foreign currency translation policy.

The Company has determined that an effect of a 10% increase or decrease in Euros, Danish Krone, Australian dollar, and U.S. dollar against the Canadian dollar on financial assets and liabilities, as at June 30, 2018, would result in an increase or decrease of approximately $79 (2017 - $1,430) to the net loss and comprehensive loss for the year ended June 30, 2018.

At June 30, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments and convertible notes have fixed rates of interest. The majority of the Company’s loans and borrowings have floating interest rates. The Company holds interest rate swaps to fix its exposure to variable interest rates on approximately one half of its loans and borrowings.

52 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net loss and comprehensive loss of approximately $28,221 (2017 - $2,823). See Note 8 for additional details regarding the fair value of investments and marketable securities.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as at September 24, 2018:

Securities(1)	Units Outstanding
Issued and outstanding common shares	960,962,079
Stock options	42,824,768
Warrants	23,019,275
Restricted share units	2,718,527
Convertible debentures	17,892,131

(1)

See the Company’s Consolidated Financial Statements Note 17 “Convertible Debentures”, Note 19 “Share Capital and Warrants”, and Note 20 “Share-based Payments” for a detailed description of these securities.

RISK FACTORS

This section discusses factors relating to the business of Company that should be considered by both existing and potential investors. The information in this section is intended to serve as an overview and should not be considered comprehensive and the Company may face risks and uncertainties not discussed in this section, or not currently known to us, or that we deem to be immaterial. All risks to the Company’s business have the potential to influence its operations in a materially adverse manner.

Reliance on Licensing

The ability of Aurora to continue its business of growth, storage and distribution of medical marijuana is dependent on the good standing of all licenses, including the licenses to produce and sell cannabis oil products, and adherence to all regulatory requirements related to such activities. Any failure to comply with the terms of the licenses, or to renew the licenses after their expiry dates, would have a material adverse impact on the financial condition and operations of the business of the Company. Although the Company believes that it will meet the requirements of the ACMPR for future extensions or renewals of the licenses, there can be no assurance that Health Canada will extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the licenses, or should they renew the licenses on different terms, the business, financial condition and operating results of the Company would be materially adversely affected.

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Change in Law, Regulations and Guidelines

Aurora’s business is subject to a variety of laws, regulations and guidelines relating to marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana but also laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects to the Company’s operations.

The Liberal Party of Canada, which has formed the current federal Government of Canada, has made electoral commitments to legalize, regulate and tax recreational cannabis use in Canada. On April 13, 2017, the Government of Canada introduced the Cannabis Act. On June 19, 2018, Prime Minister Justin Trudeau announced that the Cannabis Act and its regulations will come into force in Canada on October 17, 2018, on order to provide the provinces and territories time to prepare for retail sales. The Cannabis Act passed its final legislative step and received Royal Assent on June 21, 2018.

The legislative framework pertaining to the Canadian recreational cannabis market will be subject to significant provincial and territorial regulation, which will vary across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

Regulatory Risk

Achievement of the Company’s business objectives are contingent, in part, upon compliance with the regulatory requirements, including those imposed by Health Canada, enacted by these government authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. Aurora cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the Company’s business, results of operation and financial condition.

Limited Operating History and No Assurance of Profitability

The Company is subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitation with respect to personnel, financial and other resources, and lack of revenues.

The Company has incurred operating losses in recent periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

54 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Unfavourable Publicity or Consumer Perception

The success of the medical marijuana industry may be significantly influenced by the public’s perception of marijuana’s medicinal applications. Medical marijuana is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to medical marijuana will be favourable. The medical marijuana industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of medical marijuana may have a material adverse effect on our operational results, consumer base and financial results.

Competition

The market for the Company’s products does appear to be sizeable and Health Canada has only issued a limited number of licenses under the ACMPR to produce and sell medical marijuana. As a result, the Company expects significant competition from other companies due to the recent nature of the ACMPR regime. A large number of companies appear to be applying for production licenses, some of which may have significantly greater financial, technical, marketing and other resources, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships.

Should the size of the medical marijuana market increase as projected the demand for products will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in achieving sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, its financial conditions and operations.

Realization of Growth Targets

The Company’s ability to continue production of marijuana is affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labour costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labour disputes, as well as factors specifically related to indoor agricultural practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Additional Financing

There is no guarantee that the Company will be able to execute on its strategy. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other Companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Company may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Company’s ability to pursue its business objectives.

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Uninsured or Uninsurable Risk

The Company may be subject to liability for risks against which it cannot insure or against which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for the Company’s normal business activities. Payment of liabilities for which the Company does not carry insurance may have a material adverse effect on the Company’s financial position and operations.

Key Personnel

The Company’s success will depend on its directors’ and officers’ ability to develop and execute on the Company’s business strategies and manage its ongoing operations, and on the Company’s ability to attract and retain key quality assurance, scientific, sales, public relations and marketing staff or consultants now that production and selling operations have begun. The loss of any key personnel or the inability to find and retain new key persons could have a material adverse effect on the Company’s business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

Jurisdictions Outside of Canada

The Company intends to expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Company’s products will develop in any such foreign jurisdiction. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Strategic Alliances

The Company currently has, and may in the future enter into, strategic alliances with third parties that the Company believes will complement or augment its existing business. Aurora’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on the Company’s business, financial condition and results of operations.

56 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Product Liability Claims

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products for medical purposes involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the products produced by the Company caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation and goodwill with its patients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition and results of operations. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Product Recalls and Returns

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aurora has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by Aurora were subject to recall, the reputation and goodwill of that product and/or the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by Aurora and could have a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of the operations of Aurora by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the medical cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by Licensed Producers generally, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

57 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

New Product Development

The medical cannabis industry is, and the recreational cannabis industry will be, in its early stages of development and it is likely that the Company, and its competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. As well, the Company may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on the Company’s business, financial condition and results of operations.

Conflict of Interest

Certain of the Company’s directors and officers are also directors and officers in other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

Litigation

The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company has insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact the Company’s business, operating results or financial condition.

Agricultural Operations

Since the Company’s business will revolve mainly around the growth of medical marijuana, an agricultural product, the risks inherent with agricultural businesses will apply. Such risks may include disease and insect pests, among others. Although the Company expects to grow its product in a climate controlled, monitored, indoor location, there is no guarantee that changes in outside weather and climate will not adversely affect production. Further, any rise in energy costs may have a material adverse effect on the Company’s ability to produce medical marijuana.

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Transportation Disruptions

The Company will depend on fast, cost-effective and efficient courier services to distribute its product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company. Rising costs associated with the courier service used by the Company to ship its products may also adversely impact the business of the Company and its ability to operate profitably.

Fluctuating Prices of Raw Materials

The Company’s revenues are in a large part derived from the production, sale and distribution of marijuana. The price of production, sale and distribution of marijuana will fluctuate widely due to how young the marijuana industry is and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of product produced by the Company and, therefore, the economic viability of any of the Company’s business, cannot accurately be predicted.

Environmental and Employee Health and Safety Regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an Environmental Compliance Approval or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Intellectual Property

The success of the Company’s business depends in part on its ability to protect its ideas and technology. Aurora has applied for a patent for Aurora EnvoyTM in August 2017. AMI has also applied to register the trademark “AURORA” and has received an approval notice from the Canadian Intellectual Property Office. CanvasRx has registered a trademark for “CanvasRx”. Even if the Company moves to protect its technology with trademarks, patents, copyrights or by other means, Aurora is not assured that competitors will not develop similar technology, business methods or that Aurora will be able to exercise its legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

59 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Political and Economic Instability

The Company may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agriculture development or investment policies or shifts in political attitude in certain countries may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.

Growth Expansion Efforts

There is no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with federal legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional site licenses from Health Canada under the ACMPR, as applicable) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all. The failure of the Company to successfully execute its expansion strategy (including receiving required regulatory approvals and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis-based pharmaceutical products, when and if it arises.

In addition, the construction of Aurora Sky, Aurora Sun and Aurora Nordic 2 is subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond its control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed the Company’s budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, the Company may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect its business, prospects, financial condition and results of operations.

Execution of Future Acquisitions or Dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

60 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Market Risk for Securities

The market price for the Common Shares of the Company could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Global Economy Risk

An economic downturn of global capital markets has been shown to make the raising of capital by equity or debt financing more difficult. The Company will be dependent upon the capital markets to raise additional financing in the future, while it establishes a user base for its products. As such, the Company is subject to liquidity risks in meeting its development and future operating cost requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the Company’s ability to raise equity or obtain loans and other credit facilities in the future and on terms favorable to the Company and its management. If uncertain market conditions persist, the Company’s ability to raise capital could be jeopardized, which could have an adverse impact on the Company’s operations and the trading price of the Company’s shares on the Exchange.

Dividend Risk

The Company has not paid dividends in the past and does not anticipate paying dividends in the near future. The Company expects to retain its earnings to finance further growth and, when appropriate, retire debt.

Volatile Market Price for Company Common Shares

The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
•	addition or departure of the Company’s executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding Company Common Shares;
•	sales or perceived sales of additional Company Common Shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting the Company’s industry generally and its business and operations;
•	announcements of developments and other material events by the Company or its competitors;

61 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;
•	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Such volatility has been particularly evident with regards to the share prices of medical cannabis companies that are public issuers in Canada. Accordingly, the market price of  Company Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are lasting and not temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in share price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of Company Common Shares may be materially adversely affected.

Breaches of Security

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, Aurora collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company

62 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Information Technology Risks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The  Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Holding Company Status

The Company is a holding company and essentially all of its operating assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

Integration of MedReleaf

It is expected that the acquisition of MedReleaf will result in enhanced production capacity, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of MedReleaf and the Company and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether MedReleaf and the Company’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from the Company from the acquisition of MedReleaf could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of the Company and MedReleaf. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of MedReleaf the Company will not be realized.

63 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Pursuant to NI 52-109, the Company has limited the scope of the design of DCP and ICFR to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. These recently acquired entities include BCNL and UCI (acquired September 29, 2017), Hempco Food and Fiber Inc. (acquired November 14, 2017 with 52.3% interest held at June 30, 2018), H2 Biopharma Inc. (acquired November 30, 2017), Larssen Ltd. (acquired December 4, 2017), Aurora Nordic Cannabis A/S (51% interest acquired February 12, 2018) and CanniMed Therapeutics Inc. (acquired March 15, 2018). Additionally, the Company does not have a reasonable basis for making the representations on the adequacy of internal controls for Hempco, which is proportionately consolidated based on the Company’s percentage ownership interest as of June 30, 2018, as it does not have sufficient access to design and evaluate those controls, policies and procedures carried out by that subsidiary. Excluding goodwill and intangible assets generated from these acquisitions, on a combined basis, BCNL, UCI, Hempco, H2, Larssen, Aurora Nordic and CanniMed represent approximately 22% of the  Company’s current assets, 6% of total assets, 14% current liabilities, 11% total liabilities, 35% revenue, and 12% net loss for the twelve months ended June 30, 2018.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Based on the COSO control framework, the CEO and CFO concluded that the design and operation of DCP and ICFR as at June 30, 2018 were effective and provides reasonable assurance that material information relating to the Company is made known to them, information required to be disclosed by the Company is reported within the required time periods as specified in such legislation, and that the Company’s financial reporting is reliable and its financial statements have been prepared in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. There have been no changes to the Company’s internal control over financial reporting during the three months ended June 30, 2018 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

64 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

FORWARD-LOOKING STATEMENTS

This MD&A may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectation and corresponding forecasted increase in revenue.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks as set out under “Risk Factors” in the Company’s Annual Information Form dated September 24, 2018 filed on SEDAR at www.sedar.com.

65 | Aurora Cannabis Inc.	2018 Management’s Discussion & Analysis

Corporate Directory

DIRECTORS

Michael Singer
Chairman

Norma Beauchamp
Director

Terry Booth
CEO, Aurora Cannabis

Steve Dobler
President, Aurora Cannabis

Dr. Jason Dyck
Director

Ronald Funk
Director

Diane Jang
CEO, Hempco Food and Fiber Inc.

Adam Szweras
Director

OFFICERS

Terry Booth
CEO

Steve Dobler
President

Neil Belot
CBDO

Cam Battley
CCO

Glen Ibbott
CFO

Allan Cleiren
COO

Darryl Vleeming
CIO

SHAREHOLDER INFORMATION

Stock Exchange Listing
TSX: ACB

Registrar and Transfer Agent
Computershare Ltd. Vancouver
510 Burrard St, 3rd Floor
Vancouver, BC V6C 3B9
Tel.: 1-604-661-9400
Fax: 1-604-661-9549

Auditors
MNP LLP, Vancouver

INVESTOR CONTACTS

Phone: 1-855-279-4652
Email: ir@auroramj.com

Robert Kelly
Director of Investor Relations
Aurora

Marc Lakmaaker
Director, Investor Relations and Corporate Development
Aurora